    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          NEXTEL COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
                        (State or Other Jurisdiction of
                         Incorporation or Organization)
                                   36-3939651
                                (I.R.S. Employer
                             Identification Number)

                            2001 EDMUND HALLEY DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 433-4000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                             THOMAS J. SIDMAN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          NEXTEL COMMUNICATIONS, INC.
                            2001 EDMUND HALLEY DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 433-4000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                            ------------------------

                                   Copies to:

                              LISA A. STATER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              3500 SUNTRUST PLAZA
                              303 PEACHTREE STREET
                          ATLANTA, GEORGIA 30308-3242
                                 (404) 521-3939
                           ANDREW R. SCHLEIDER, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable following the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS                AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
     OF SECURITIES TO BE REGISTERED          REGISTERED (1)          SHARE (2)            PRICE (2)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock; par value $0.001
  per share,.............................      28,750,000            $73.34375         $2,108,632,812         $586,199.92
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Includes 3,750,000 shares which the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales prices reported on the Nasdaq National Market on October 14, 1999.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

        This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada and one to be used in a concurrent offering outside the United States and Canada. The prospectuses are identical in all material respects except for the front cover page. The U.S. prospectus is included herein and is followed by the alternate front cover page to be used in the international prospectus. The alternate page for the international prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEXTEL MAY NOT SELL OR OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued October 20, 1999

                               25,000,000 Shares

                          Nextel Communications, Inc.

                              CLASS A COMMON STOCK
                            ------------------------
Nextel Communications, Inc. is offering 25,000,000 shares of its Class A common stock.
                            ------------------------
The Class A common stock is quoted on the Nasdaq National Market under the symbol "NXTL." On October 19, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $81 13/16 per share.
                            ------------------------
INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------
                             PRICE $       A SHARE
                            ------------------------

                                                               Underwriting
                                                   Price to    Discounts and   Proceeds to
                                                    Public      Commissions      Nextel
                                                   ---------   -------------   -----------
Per Share........................................  $             $              $
Total............................................  $             $              $

Nextel Communications, Inc., has granted the underwriters the right to purchase up to an additional 3,750,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
              , 1999.
                            ------------------------
MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.
                            ------------------------

CREDIT SUISSE FIRST BOSTON
             DEUTSCHE BANC ALEX. BROWN
                            MERRILL LYNCH & CO.
                                        PAINEWEBBER INCORPORATED

               , 1999

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
Summary.....................................................           1
Risk Factors................................................           7
Use of Proceeds.............................................          17
Price Range of Common Stock and Dividend Policy.............          19
Capitalization..............................................          20
Dilution....................................................          21
Description of Capital Stock................................          22
Principal United States Federal Tax Consequences to Non-U.S.
  Holders...................................................          28
Underwriters................................................          31
Legal Matters...............................................          33
Experts.....................................................          33
Where You Can Get More Information..........................          34

                            ------------------------

        You should rely only on the information contained in this prospectus. Nextel has not authorized anyone to provide you with information different from that contained in this prospectus. Nextel is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "Nextel" refers to Nextel Communications, Inc. and its subsidiaries, except where the context otherwise suggests.

        NEXTEL HAS NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF COMMON STOCK OUTSIDE THE UNITED STATES OR TO PERMIT THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES. PERSONS OUTSIDE THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE OF THE UNITED STATES.

        Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments.

                            ------------------------

        "Nextel" and "Nextel Direct Connect" are trademarks or service marks of Nextel. "Motorola," "i1000plus," "i500plus" and "i700plus"are trademarks or service marks of Motorola, Inc.

                                    SUMMARY

        This summary highlights basic information about Nextel and the common stock offered, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere and incorporated by reference in this prospectus.

                                     NEXTEL

        Nextel provides a wide array of digital and analog wireless communications services throughout the United States. Nextel offers a differentiated, integrated package of digital wireless communications services under the Nextel brand name, primarily to business users. Nextel's digital mobile network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States. Nextel's digital network uses integrated digital enhanced network, also referred to as iDEN, technology.

        A customer using Nextel's digital mobile network is able to access:

                 - digital mobile telephone service;

                 - digital two-way radio dispatch service, which provides
                   instant conferencing capabilities and is marketed as "Nextel Direct Connect" service;

                 - paging; and

                 - short-messaging service.

        Nextel refers to the handset device on which it delivers these services as a subscriber unit.

        As of September 30, 1999:

                 - Nextel provided service to about 4,050,900 digital subscriber units in the United States; and

                 - Nextel's digital mobile network or the compatible digital mobile network of Nextel Partners, Inc., a joint venture in which Nextel is a participant, was operational in areas in and around 92 of the top 100 metropolitan statistical areas in the United States.

        Nextel has announced its plans to offer customers access to new digital two-way mobile data and Internet connectivity services. Three new handsets developed and manufactured by Motorola, the "i1000plus," the "i500plus" and the "i700plus," have been introduced since May 1999. These new handsets are expected to be the first in a product line that incorporates micro-browsers and wireless Internet capability, which is planned to be combined with other mobile data applications to be used in connection with Nextel's planned wireless data service offering. Nextel has begun testing the underlying technology for these services in several U.S. markets and currently plans to commercially launch the wireless data service offering in mid-2000.

        In addition to its domestic operations, Nextel has ownership interests in international wireless companies through its subsidiary, Nextel International, Inc. The subsidiaries of Nextel International, Inc., or other entities in which Nextel International, Inc. holds equity or equivalent interests, own and operate wireless communications systems in and around various major metropolitan market areas in Latin America, Asia and Canada. Nextel International, Inc., together with Nextel, provides services in ten of the world's 25 largest cities.

RECENT DEVELOPMENTS

        Third Quarter Results. Nextel recently announced its third quarter operating results.

        Nextel ended the third quarter of 1999 with approximately 4,050,900 domestic digital subscriber units in service on its digital mobile network, an increase from 2,417,400 domestic digital subscriber units, or 68 percent, over the past twelve months. Nextel also reported a net increase of approximately 458,000 domestic digital subscriber units during the third quarter of 1999 and continued strength in monthly average revenue per domestic digital subscriber unit of about $74.

        In addition, domestic system usage during the third quarter of 1999 increased to about 4.9 billion minutes of use, up 82 percent over third quarter 1998 total domestic system minutes of use of 2.7 billion.

        Total consolidated revenue grew about 76 percent to $889 million for the third quarter of 1999, as compared with $506 million in the third quarter of 1998. Domestic revenue grew 73 percent over the third quarter of 1998 to $862 million during the third quarter of 1999. Consolidated earnings before interest, taxes, depreciation and amortization, or "EBITDA", for the third quarter of 1999 increased 61 percent over the second quarter of 1999 to $175 million. This improvement consists of $210 million in positive EBITDA from domestic operations, a 36 percent increase over the second quarter, and a $35 million EBITDA loss from international operations, a 24 percent decrease over the second quarter. EBITDA is a measure commonly used by analysts, investors and others in the telecommunications industry. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income or loss as a measure of performance, or to cash flow as a measure of liquidity.

        The net loss attributable to common stockholders for the third quarter of 1999 was $361 million, or $1.10 per share. Of this net loss, $.05 per share is attributable to foreign currency transaction losses associated with Brazilian currency weakness.

        Nextel's consolidated capital expenditures during the third quarter of 1999 were $484 million, including $453 million for domestic operations and $31 million for international operations.

        Third Quarter 1999 Management and Subsequent Board Developments. On July 17, 1999, Timothy M. Donahue, formerly Nextel's President and Chief Operating Officer, succeeded Daniel F. Akerson as Nextel's Chief Executive Officer. Mr. Akerson stepped down from his position at Nextel to become Co-Chairman of Eagle River, Inc., an entity controlled by Craig O. McCaw, a principal stockholder of Nextel. Mr. Akerson continues to serve as Chairman of Nextel's board of directors and also as a member of the operations committee of the board. On September 22, 1999, Mr. Akerson became Chairman and Chief Executive Officer of NEXTLINK Communications, Inc., a publicly held competitive local exchange carrier controlled by Mr. McCaw. NEXTLINK has significant fiber optic network capacity currently under construction nationwide and significant holdings of local multipoint distribution system fixed wireless spectrum in many major metropolitan markets in the United States.

        In addition, on October 15, 1999, Mr. Keisuke Nakasaki resigned from his position on Nextel's board of directors, reducing the board's size to nine. Mr. Nakasaki had occupied his position on the board as a result of rights granted to an affiliate of Nippon Telegraph and Telephone Corp. in connection with and linked to that affiliate's equity investment in Nextel. The contractual rights to representation on Nextel's board may continue in effect for some time under the terms of the relevant agreement. Nippon Telegraph and Telephone Corp. has advised Nextel that it does not intend to exercise those rights by designating a replacement for Mr. Nakasaki to Nextel's board.

        Bank Facility Increase. At September 30, 1999 Nextel had drawn about $1.8 billion of the $3.295 billion in secured borrowings available under its bank credit agreement as in effect on that date. On September 23, 1999, Nextel obtained a commitment from a group of lenders, including some of the lenders under the current bank facility, to increase the borrowings available under the bank facility by $1.705 billion to a total of $5.0 billion. The commitment also provides for the extension of the maturity of the borrowings under the bank facility and contemplates that the facility may be further increased by up to an additional $1.0 billion in incremental borrowings. Availability of the additional borrowings contemplated by the commitment is subject to a number of conditions, including the successful syndication of the facility, the negotiation and execution of definitive agreements and compliance with any limitations imposed on Nextel's access to these borrowings under the indentures pursuant to which some of Nextel's senior notes were issued.

        Activities Involving NextWave. On August 12, 1999, Nextel announced that it had reached agreement with the United States Department of Justice and the Federal Communications Commission concerning the terms and conditions that would apply to the resolution of the claims of the United States government asserted against NextWave Personal Communications, Inc. and some of its affiliates in the context of a plan of reorganization for the NextWave entities contemplated to be proposed and sponsored by Nextel. Information concerning these arrangements and copies of the agreement and related term sheet between Nextel and the United States government are included in Nextel's Current Reports on Form 8-K dated and filed with the Securities and Exchange Commission on August 12, 1999 and August 18, 1999. NextWave and its affiliates hold personal communications services spectrum licenses granted by the Federal Communications Commission. In June 1998, the NextWave entities holding such licenses commenced a voluntary bankruptcy proceeding.

        Since reaching that agreement, Nextel has engaged in negotiations with representatives of the creditor and equity groups of the NextWave entities and representatives of the Department of Justice and the Federal Communications Commission regarding a potential Nextel-sponsored plan of reorganization. Nextel has not yet reached agreement with these parties in interest, and Nextel cannot predict whether or when it will do so. Even if such agreement were to be reached, any plan of reorganization that ultimately may be developed and sponsored by Nextel would be subject to various conditions to its successful implementation, including consideration and approval of that plan in the NextWave bankruptcy proceedings and receipt of all required regulatory approvals, consents and waivers. Nextel does not intend to update its disclosures concerning this matter unless and until it determines that future developments, if any, warrant such updating disclosures or it determines that it is required to do so to comply with its disclosure obligations under applicable laws.
                               ------------------

        Nextel's principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia 20191, and its telephone number is
(703) 433-4000.

                                  THE OFFERING

        Nextel is offering 20,000,000 shares of common stock initially in the United States and Canada and 5,000,000 shares of common stock initially outside the United States and Canada. The closing of each of these offerings is conditioned on the closing of the other.

Common stock offered in:
  U.S. offering................   20,000,000 shares
  International offering.......    5,000,000 shares
                                 -----------
     Total.....................   25,000,000 shares
                                 -----------
                                 -----------

Common stock to be outstanding
after the offering.............   340,065,052 shares based on 315,065,052 shares
                                  outstanding as of September 30, 1999. This does not include 90,162,491 shares of Nextel common stock subject to issuance upon exercise or conversion of outstanding options, warrants and convertible securities.

Over-allotment option..........   3,750,000 shares

Use of Proceeds................   Nextel intends to use the net proceeds from
                                  the offering to fund capital expenditures, investments, working capital needs and for other general corporate purposes.

Nasdaq National Market
Symbol.........................   NXTL

Risk Factors...................   You should read the "Risk Factors" section
                                  beginning on page 7 of this prospectus, as well as the other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with an investment in the common stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The financial information below for the nine months ended December 31, 1994, which reflects the change in Nextel's fiscal year end from March 31 to December 31, and the years ended December 31, 1995, 1996, 1997 and 1998, have been derived from the audited consolidated financial statements of Nextel. The financial information for the nine months ended September 30, 1998 and 1999 has been derived from the unaudited financial information of Nextel and reflects only normal recurring adjustments necessary for the fair presentation of this information. You should not expect the results of operations of interim periods to be an indication of results for a full year. This information is only a summary and should be read in conjunction with Nextel's historical financial statements for periods ending on or prior to June 30, 1999 contained in reports filed with the Securities and Exchange Commission.

        Acquisitions. Nextel's results were affected by business combinations, acquisitions and investments involving both domestic and international companies. In July 1995, Nextel completed the acquisition of substantially all of Motorola's 800 MHz specialized mobile radio licenses in the continental United States and mergers with OneComm Corporation and American Mobile Systems, Incorporated. Additional information regarding acquisitions completed in 1996, 1997 and 1998 can be found in note 2 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

        Income Tax Provision. As a result of operating results and the change in useful lives of some intangible assets, Nextel increased its valuation allowance for deferred tax assets resulting in a tax provision of about $259 million in 1997. Additional information can be found in note 10 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

        As Adjusted. At September 30, 1999, the as adjusted balance sheet data reflects the receipt of the estimated net proceeds from the sale of 25,000,000 shares of common stock at an assumed public offering price of $81 13/16 per share.

                            NINE MONTHS                                                 NINE MONTHS ENDED
                               ENDED                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                            DECEMBER 31,   -----------------------------------------   -------------------
                                1994         1995       1996       1997       1998       1998       1999
                            ------------   --------   --------   --------   --------   --------   --------
                                          (IN MILLIONS, EXCEPT PER SHARE AND SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenues........    $     75     $    172   $    333   $    739   $  1,847   $  1,255   $  2,346
Cost of revenues..........          52          152        248        289        516        371        504
Selling, general and
  administrative..........          85          194        330        862      1,551      1,101      1,523
Expenses related to
  corporate
  reorganization..........          --           17         --         --         --         --         --
Depreciation and
  amortization............          94          236        401        526        832        583        732
                              --------     --------   --------   --------   --------   --------   --------
Operating loss............        (156)        (427)      (646)      (938)    (1,052)      (800)      (413)
Interest expense, net.....         (41)         (90)      (206)      (378)      (622)      (439)      (599)
Other income (expense)
  net.....................          --          (15)       (11)         7        (37)       (37)       (32)
Income tax benefit
  (provision).............          71          201        307       (259)       192        128         25
                              --------     --------   --------   --------   --------   --------   --------
Loss before extraordinary
  item....................        (126)        (331)      (556)    (1,568)    (1,519)    (1,148)    (1,019)
Extraordinary item--loss
  on early retirement of
  debt, net of tax of
  $0......................          --           --         --        (46)      (133)      (133)        --
Mandatorily redeemable
  preferred stock
  dividends...............          --           --         --        (29)      (149)      (107)      (142)
                              --------     --------   --------   --------   --------   --------   --------
Loss attributable to
  common stockholders.....    $   (126)    $   (331)  $   (556)  $ (1,643)  $ (1,801)  $ (1,388)  $ (1,161)
                              ========     ========   ========   ========   ========   ========   ========
Loss per share
  attributable to common
  stockholders, basic and
  diluted:
  Loss before
    extraordinary item
    attributable to common
    stockholders..........    $  (1.25)    $  (2.31)  $  (2.50)  $  (6.41)  $  (5.98)  $  (4.56)  $  (3.78)
  Extraordinary item......          --           --         --      (0.18)     (0.48)     (0.48)        --
                              --------     --------   --------   --------   --------   --------   --------
                              $  (1.25)    $  (2.31)  $  (2.50)  $  (6.59)  $  (6.46)  $  (5.04)  $  (3.78)
                              ========     ========   ========   ========   ========   ========   ========
Weighted average number of
  common shares
  outstanding (in
  thousands)..............     100,639      143,283    222,779    249,320    278,643    275,584    307,286
                              ========     ========   ========   ========   ========   ========   ========

                                                               SEPTEMBER 30, 1999
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                 (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents, including restricted portion of
  $78.......................................................  $1,379     $ 3,368
Intangible assets, net......................................   4,610       4,610
Total assets................................................  13,157      15,146
Long-term debt, excluding current portion...................   8,444       8,444
Mandatorily redeemable preferred stock......................   1,720       1,720
Stockholders' equity........................................      54       2,043

                                  RISK FACTORS

        You should carefully consider the specific factors listed below, as well as the other information included and incorporated by reference in this prospectus, before making an investment decision.

RISK FACTORS RELATING TO NEXTEL

NEXTEL HAS A HISTORY OF NET LOSSES AND NEGATIVE CASH FLOW AND MAY NEVER BE ABLE TO SATISFY ITS CASH NEEDS FROM OPERATIONS.

        Nextel has never been profitable and has experienced negative cash flow since its start in 1987. If these losses continue, the value of the common stock may be adversely affected. Nextel had net losses attributable to common stockholders of about $1.8 billion during 1998 and about $1.2 billion for the nine months ended September 30, 1999. Nextel's accumulated deficit was about $5.4 billion at September 30, 1999. Nextel expects that losses will continue over the next several years. Nextel cannot know when, if ever, net cash generated by its internal business operations will support its growth and continued operations.

IF NEXTEL DOES NOT OBTAIN SUFFICIENT ADDITIONAL FINANCING COMMITMENTS TO MEET ITS LONG-TERM NEEDS, YOUR INVESTMENT MAY BE ADVERSELY AFFECTED.

            REASONS NEXTEL WILL NEED CASH.

        Nextel anticipates that it will need substantial amounts of cash for:

            - capital expenditures to build and enhance its digital mobile network;

            - operating expenses relating to its specialized mobile radio business;

            - potential acquisitions, including acquisition of rights to radio spectrum, which Nextel requires to conduct its wireless communications business;

            - debt service requirements; and

            - other general corporate purposes.

        If Nextel can't fund these needs, its growth plans and operations, and the value of the common stock, may be adversely affected. Nextel expects its cash needs will exceed its cash flows from operating activities through 2000. In addition, Nextel may need to revise its business plan to respond to competitive and other factors, so its need for cash may increase.

            NEXTEL'S CURRENT CREDIT FACILITIES ARE LIMITED AND CONTAIN RESTRICTIONS ON ADDITIONAL FINANCINGS THAT MAY RESTRICT GROWTH AND ADVERSELY AFFECT OPERATIONS.

        Nextel's long-term cash needs are much greater than its availability under its existing financing agreements. As a result, Nextel will have to raise substantial amounts of additional funds, in the form of equity or debt, in the future to support its growth and operations. If it is unable to do so, Nextel may not be able to expand the coverage and capacity of its network to meet the demands of Nextel's anticipated growth. Nextel's inability to achieve contemplated levels of growth would adversely affect its financial results and may adversely affect the value of the common stock.

        Under its bank credit agreement as in effect on September 30, 1999, Nextel may borrow up to $3.295 billion in secured financing from its bank lenders provided that Nextel satisfies financial and other conditions. As of September 30, 1999, about $1.8 billion of this secured financing had been drawn. The availability of this financing is also subject to Nextel satisfying covenants under indentures relating to Nextel's public notes. Nextel's access to additional funds may be limited by the terms of its existing financing agreements, including:

            - covenants that restrict the amount of additional borrowings, including additional borrowings under existing financing arrangements;

            - covenants that restrict Nextel's grant of liens on assets that affect Nextel's ability to obtain new secured financing; and

            - existing debt service requirements.

        Nextel recently obtained a commitment to increase the size of its existing bank facility to $5.0 billion, subject to syndication of the facility and negotiation and execution of definitive agreements. Nextel cannot assure you that the increase will be successfully syndicated or if and when the increased facility will be put in place.

            FUNDING REQUIREMENTS FOR INTERNATIONAL OPERATIONS AND GROWTH MAY CAUSE EVEN GREATER CASH NEEDS, WHICH MAY RESULT IN LESS FUNDING AVAILABLE FOR NEXTEL'S DOMESTIC GROWTH AND OPERATIONS.

        Based on Nextel International, Inc.'s assessment of the business activity and related cash needs of its operating subsidiaries that are controlled by or that rely substantially on Nextel International, Inc. for further funding, Nextel International, Inc. believes that it will have adequate funding to continue its operations only through the end of 1999. If sufficient additional financing does not become available at times or in amounts required to meet Nextel International, Inc.'s needs that are not met by its existing funding sources, Nextel may fund some or all of Nextel International, Inc.'s cash needs. Nextel currently expects that it will fund a significant portion of Nextel International, Inc.'s funding needs in 2000. This would increase Nextel's own cash needs, which could result in a lesser amount of cash available to Nextel for domestic use.

            FUNDING REQUIREMENTS FOR A NEXTEL-SPONSORED REORGANIZATION OF THE NEXTWAVE ENTITIES MAY REQUIRE NEXTEL TO RAISE ADDITIONAL CAPITAL.

        If a Nextel-sponsored plan of reorganization of the NextWave entities is implemented, Nextel anticipates that it would need to raise a substantial amount of additional capital to finance the cash distributions under that plan and to pursue the business opportunities arising from the transaction. Nextel cannot assure you that the necessary additional capital will be available on acceptable terms, or at all. If sufficient additional capital is not available, Nextel may be unable to complete the reorganization or the amount of funding available to Nextel for its existing businesses would be reduced.

            OTHER FACTORS MAY ADVERSELY AFFECT NEXTEL'S ACCESS TO ADDITIONAL FINANCING AND NEXTEL MAY HAVE TO CURTAIL ITS BUSINESS IF IT CANNOT ACCESS ADDITIONAL FUNDING.

        Nextel's access to additional funds also may be limited by:

            - general market conditions that adversely affect the availability or cost of financings;

            - market conditions affecting the telecommunications industry in general; and

            - specific factors affecting Nextel's attractiveness as a borrower or investment vehicle, including:

                1. the terms of Nextel's arrangements with Motorola that relate to Motorola's ownership interest in Nextel, and the terms of options and warrants issued to others, that may make equity financings more difficult;

                2. the ability to relocate current spectrum licensees from some frequencies in order to remove them from spectrum as to which Nextel was the highest bidder at an auction;

                3. the potential commercial opportunities and risks associated with implementation of Nextel's business plan;

                4. the market's perception of Nextel's performance and assets;
                   and

                5. the actual amount of cash needed by Nextel to pursue its business strategy.

            FUNDING FOR NEXTEL'S CAPITAL NEEDS IS NOT ASSURED AND NEXTEL MAY HAVE TO CURTAIL ITS BUSINESS IF IT CANNOT FIND ADEQUATE FUNDING.

        Currently, other than with respect to its existing bank facility, Nextel has no legally binding commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Although Nextel is in the process of increasing the size of its existing bank facility to $5.0 billion, Nextel cannot assure you that the increase will be successfully syndicated or if and when the increased facility will be put in place. Nextel cannot assure you that it will be able to obtain any additional financing in the amounts or at the times that it may require the financing, or if Nextel does obtain any financing, that it would be on acceptable terms. As a result, Nextel cannot assure you that it will have adequate capital to implement the contemplated expansion and enhancement of its digital mobile network, to maintain its current levels of operation or to pursue strategic acquisitions or other opportunities to increase its spectrum holdings. Nextel's failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of its development, expansion and acquisition plans and expenditures, which could have an adverse effect on Nextel and on the value of the common stock.

NEXTEL HAS A HIGH LEVEL OF INDEBTEDNESS.

        Nextel's high level of indebtedness could have important consequences to purchasers of the common stock, including limiting Nextel's ability to do the following:

            - obtain additional financing for acquisitions, working capital, capital expenditures or other purposes;

            - use operating cash flow in other areas of its business because it must dedicate a substantial portion of these funds to make cash interest payments and fund required principal payments on its debt;

            - borrow additional funds or dispose of assets;

            - compete with others in its industry who are not as highly leveraged; and

            - react to changing market conditions, changes in its industry and economic downturns.

NEXTEL'S FUTURE PERFORMANCE, AND THE VALUE OF YOUR INVESTMENT, WILL DEPEND ON ITS ABILITY TO SUCCEED IN THE HIGHLY COMPETITIVE WIRELESS COMMUNICATIONS INDUSTRY.

        Nextel's ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including:

            - IF NEXTEL'S WIRELESS COMMUNICATIONS TECHNOLOGY DOES NOT PERFORM IN
              A MANNER THAT MEETS CUSTOMER EXPECTATIONS, NEXTEL WILL BE UNABLE TO ATTRACT AND RETAIN CUSTOMERS, WHICH WOULD ADVERSELY AFFECT YOUR INVESTMENT. Customer acceptance of the services Nextel offers is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on Nextel's digital mobile network. If Nextel is unable to address and resolve satisfactorily performance or other transmission quality issues as they arise, or if these issues limit Nextel's ability to expand its network coverage or capacity as currently planned, or if these issues were to place Nextel at a competitive disadvantage to other wireless service providers in its markets, Nextel may have difficulty attracting and retaining customers, which would adversely affect the value of the common stock.

            - IF NEXTEL CANNOT EXPAND, PROVIDE AND MAINTAIN ITS SYSTEM COVERAGE,
              THEN ITS GROWTH AND OPERATIONS, AND THE VALUE OF YOUR INVESTMENT, WOULD BE ADVERSELY AFFECTED. Nextel will not be able to provide roaming system coverage comparable to that currently available through roaming arrangements from cellular and some personal communication services operators, unless and until a nationwide digital mobile network build-out is substantially completed. This places Nextel at a competitive disadvantage, as some other providers currently have roaming agreements that provide coverage of each other's markets throughout the United States, including areas where Nextel's network has not been or will not be built. In addition, some of Nextel's competitors provide their customers with subscriber units with both digital and analog capability, which expands their coverage, while Nextel has only digital capability. Nextel cannot assure you that it will be able to achieve sufficient system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package Nextel provides on its nationwide digital mobile network.

            - NEXTEL DOES NOT HAVE THE EXTENSIVE DIRECT AND INDIRECT CHANNELS OF
              DISTRIBUTION FOR ITS DIGITAL MOBILE NETWORK PRODUCTS AND SERVICES THAT SOME OF ITS COMPETITORS HAVE, WHICH MAY ADVERSELY AFFECT NEXTEL'S OPERATING RESULTS AND COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT. Many of Nextel's competitors have established extensive networks of retail locations and multiple distribution channels, and so enjoy a competitive advantage over Nextel in these areas. Nextel has increased the proportion of its digital mobile network customers that it obtains through its indirect distributor network, and Nextel currently anticipates that it will rely more heavily on indirect distribution channels to achieve greater market penetration for its digital wireless service offerings. However, as Nextel expands its retail subscriber base through increased reliance on indirect distribution channels and as price competition in the wireless industry intensifies, Nextel's average revenue per digital subscriber unit may decrease and Nextel's customer retention may be adversely affected.

            - NEXTEL'S INABILITY TO MAINTAIN PRICING PACKAGES ATTRACTIVE TO
              CUSTOMERS MAY ADVERSELY AFFECT OPERATING RESULTS, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

            SOME OF NEXTEL'S COMPETITORS ARE FINANCIALLY STRONGER THAN NEXTEL, WHICH ALLOWS THEM TO PRICE THEIR SERVICE PACKAGES AT LEVELS BELOW THOSE THAT NEXTEL CAN OR IS WILLING TO MATCH.

        Nextel's ability to compete based on the price of its digital mobile network subscriber units and service offerings will be limited. This could adversely affect Nextel's growth and the value of the common stock.

            NEXTEL'S EQUIPMENT IS MORE EXPENSIVE THAN SOME COMPETITORS', WHICH MAY ADVERSELY AFFECT GROWTH AND OPERATING RESULTS.

        Nextel currently markets multi-function digital subscriber handsets, providing mobile telephone and private and group dispatch service, in addition to paging and alphanumeric short-text messaging. Nextel's handsets are, and are likely to remain, significantly more expensive than analog handsets and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services handsets that do not incorporate a comparable multi-function capability. Although Nextel believes that its multi-function subscriber handsets currently are competitively priced compared to multi-function digital cellular and personal communication services handsets, the higher cost of Nextel's equipment may make it more difficult or less profitable to attract customers who do not place a high value on Nextel's unique multi-service offering. This may reduce Nextel's growth opportunities or profitability and may adversely affect the value of the common stock.

            NEXTEL MAY FACE CONTINUING PRESSURE TO REDUCE PRICES, WHICH WOULD ADVERSELY AFFECT OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

        Over the past several years as the number of wireless communications providers in Nextel's market areas has increased, its competitors' prices in these markets have generally decreased. Nextel may encounter further market pressures to:

            - reduce its digital mobile network service offering prices;

            - restructure its digital mobile network service offering packages to offer more value;

            - respond to particular short term, market specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market; or

            - remain competitive if wireless service providers generally continue to reduce the prices charged to their customers.

        - NEXTEL'S EFFORTS TO KEEP PACE WITH TECHNOLOGICAL CHANGE MAY BE UNSUCCESSFUL OR MAY ADVERSELY AFFECT OPERATING RESULTS, WHICH WOULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT. Nextel's digital technology could become obsolete. Nextel relies on digital technology that is not compatible with, and competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

            - segment the user markets, which could reduce demand for specific technologies, including Nextel's;

            - reduce the resources devoted by third party suppliers, including
              Motorola, which supplies all of Nextel's current digital technology, in developing or improving the technology for Nextel's systems; and

            - adversely affect market acceptance of Nextel's services.

        Nextel cannot assure you that its digital voice technology will successfully compete with the other forms of digital and non-digital voice communication systems. Further, new digital or non-digital voice communication transmission technology may develop that will cause Nextel's existing systems technology to be obsolete or otherwise impair market acceptance of its technology.

        - NEXTEL'S GROWTH MAY EXCEED THE CAPABILITIES OF ITS SYSTEMS, HURTING ITS PERFORMANCE, AND THE VALUE OF YOUR INVESTMENT.

            NEXTEL FACES LIMITATIONS ON ITS ABILITY TO INCREASE SUBSCRIBERS, WHICH CAN LIMIT ITS GROWTH AND PERFORMANCE.

        Nextel's ability to continue to increase the number of subscribers on its digital mobile network depends on a variety of factors, including:

            - the ability to successfully plan for additional system capacity at levels needed to meet anticipated new subscribers and the related increases in system usage;

            - the ability to obtain additional radio spectrum when and where required; and

            - the availability of a sufficient quantity of cell sites, system infrastructure equipment and subscriber units, of the appropriate models and types, to meet the demands and preferences of potential subscribers to the digital mobile network.

            NEXTEL MAY FACE LIMITATIONS ON AVAILABILITY OF CELL SITES AND EQUIPMENT, WHICH MAY ADVERSELY AFFECT ITS GROWTH AND PERFORMANCE.

        Although Nextel believes it has secured sufficient cell sites at appropriate locations in its markets to meet planned system coverage and capacity targets, Nextel cannot assure you that it will meet those needs in the future. Nextel generally has been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola and other suppliers, and adequate volumes and mix of subscriber units and related accessories from Motorola, to meet subscriber and system loading rates, but Nextel cannot assure you that quantities will be sufficient in the future. Additionally, Nextel has contractual arrangements with Nextel International, Inc. and Nextel Partners, Inc. that contemplate that, in the event of shortages of that equipment, available supplies would be allocated proportionately among Nextel and those entities.

            NEXTEL HAS POTENTIAL SYSTEMS LIMITATIONS ON ADDING CUSTOMERS, WHICH MAY ADVERSELY AFFECT ITS GROWTH AND PERFORMANCE.

        Other factors affecting Nextel's ability to successfully add customers to its digital mobile network include:

            - the adequacy and efficiency of Nextel's information systems, business processes and related support functions;

            - the length of time between customer order to activation of service on the digital mobile network, which currently is much longer than that of some of its competitors; and

            - Nextel's ability to improve the efficiency and speed of the processes for Nextel's customer service and accounts receivable collection functions.

        Customer reliance on Nextel's customer service functions may increase as Nextel adds digital mobile network customers through indirect distribution channels and through direct sales channels not involving direct face-to-face contact with a sales representative, for example, phone order sales or sales through web sites. Nextel's inability to timely and efficiently meet the demands for its services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect Nextel, and could adversely affect the value of the common stock.

            - IF COMPETITORS PROVIDE TWO-WAY RADIO DISPATCH SERVICES, NEXTEL
              WILL LOSE A COMPETITIVE ADVANTAGE. Nextel's two-way radio dispatch services are currently not available through traditional cellular or personal communication services providers; however, if either personal communication services or cellular operators provide two-way radio dispatch or comparable services in the future, Nextel's competitive advantage may be impaired.

        Nextel cannot predict the competitive effect that any of these factors, or any combination of these factors, will have on it or whether it will compete successfully in the future.

REGULATORY AND OTHER FACTORS COULD DELAY OR PREVENT NEXTEL FROM OFFERING SERVICES IN NEW MARKET AREAS, WHICH MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND THE VALUE OF YOUR INVESTMENT.

        Before fully implementing Nextel's digital mobile network in a new market area or expanding coverage in an existing market area, Nextel must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes take weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. Nextel cannot know when, if ever, its digital technology will be available for commercial use in new markets.

NEXTEL RELIES ON MOTOROLA FOR SUBSTANTIALLY ALL OF ITS EQUIPMENT AND TECHNOLOGY AND ANY FAILURE OF MOTOROLA TO PERFORM WOULD ADVERSELY AFFECT NEXTEL'S OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

        There is a risk that the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on Nextel's growth and operations and would adversely affect your investment. Motorola is currently Nextel's sole source for the infrastructure and subscriber handset equipment used by Nextel throughout its markets. Nextel expects to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its digital mobile network and handset equipment for the next several years. If Motorola does not provide the necessary equipment to Nextel, then Nextel may not be able to service its existing subscribers or add new subscribers. Nextel expects that for the next few years, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's digital mobile network.

AGREEMENTS WITH MOTOROLA REDUCE NEXTEL'S OPERATIONAL FLEXIBILITY AND MAY ADVERSELY AFFECT ITS GROWTH, OR OPERATING RESULTS, WHICH WOULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

        Nextel's agreements with Motorola impose limitations and conditions on Nextel's ability to use other technologies. These terms may operate to delay or prevent Nextel from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, Nextel's equipment purchase agreement with Motorola provides that Nextel must provide Motorola with notice of its determination that Motorola's technology is no longer suited to Nextel's needs at least six months before publicly announcing or entering into a contract to purchase an alternate technology.

        In addition, if Motorola manufactures, or elects to manufacture, the alternate technology that Nextel elects to deploy, Nextel must give Motorola the opportunity to supply 50% of its infrastructure requirements for the alternate technology for three years. Finally, if after a switch to an alternate technology Nextel does not maintain operational Motorola infrastructure equipment at the majority of its cell sites that are deployed at the date the switch to an alternate technology is first publicly announced, Motorola may require that all financing provided by Motorola to Nextel be repaid.

NEXTEL'S INTERESTS MAY CONFLICT WITH THOSE OF MOTOROLA. ANY CONFLICT COULD ADVERSELY AFFECT NEXTEL'S GROWTH, OPERATING RESULTS OR STRATEGIC FLEXIBILITY AND THE VALUE OF YOUR INVESTMENT.

        Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which do or may compete with some or all of the services Nextel offers through its digital mobile network. Although Nextel believes that its relationship with Motorola reflects the realities of purchasing from a competitor, Nextel cannot assure you that the potential conflict of interest will not adversely affect Nextel in the future. In addition, Motorola is a significant stockholder of Nextel, which creates potential conflicts of interest, particularly with regard to significant transactions.

YOUR INVESTMENT IN NEXTEL, WHICH OPERATES IN A REGULATED INDUSTRY, MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATION.

        The Federal Communications Commission regulates the licensing, operation, acquisition and sale of Nextel's specialized mobile radio businesses. Future changes in regulation or legislation and Congress' and the Federal Communications Commission's continued allocation of additional commercial mobile radio services spectrum could impose significant additional costs on Nextel either in the form of direct out of pocket costs or additional compliance obligations. These regulations can also have the effect of introducing additional competitive entrants to the already crowded wireless communications marketplace.

        Nextel International, Inc.'s operations are subject to similar effects caused by operating in a regulated industry, since its operations are regulated by the foreign countries in which its business is conducted and are also subject to regional and local regulation. Additional information regarding government regulation can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

NEXTEL HAS SIGNIFICANT INTANGIBLE ASSETS, WHICH MAY NOT BE ADEQUATE TO SATISFY ITS OBLIGATIONS IN THE EVENT OF A LIQUIDATION.

        If Nextel defaults on debt or if Nextel were liquidated, Nextel cannot assure you that the value of its assets will be sufficient to satisfy its obligations. Nextel has a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of Nextel's digital mobile network business and the growth of the specialized mobile radio and wireless communications industries in general. Nextel had a net tangible book value deficit of about $4.8 billion as of September 30, 1999.

NEXTEL IS SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS, WHO HAVE RIGHTS THAT MAY ADVERSELY AFFECT THE MARKET PRICE OF NEXTEL'S COMMON STOCK.

        Significant blocks of Nextel's outstanding stock are held by Motorola and entities controlled by Mr. Craig O. McCaw. In addition, an affiliate of Mr. McCaw may designate at least one fourth of the board of directors of Nextel and may select, from their representatives on the board of directors, a majority of the operations committee of Nextel's board of directors, which has significant authority relating to Nextel's business strategy, budgets, financing arrangements and in the nomination and oversight of specified executive officers. As a result, Mr. McCaw may exert significant influence over Nextel's affairs. Presently, three of the nine members of Nextel's board of directors are designees of Mr. McCaw's affiliate. In addition, Daniel F. Akerson, formerly an executive officer of Nextel, currently holds positions with two companies controlled by Mr. McCaw. Mr. Akerson continues to serve as chairman of Nextel's board of directors and as a member of the operations committee of the board, but he is not a designee of

Mr. McCaw's affiliate. Under its agreements with Nextel, Motorola may nominate two directors to the board of directors of Nextel. In addition, Motorola has agreed to support the decisions and recommendations of the operations committee and to vote its shares of common stock accordingly, subject to specified limitations.

        If Mr. McCaw and Motorola choose to act together, they could have a sufficient number of members on Nextel's board of directors and voting interest in Nextel to, among other things:

             - exert effective control over the approval of amendments to
               Nextel's certificate of incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote;

             - defeat a takeover attempt; and

             - otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel.

        Mr. McCaw and his affiliates have and, subject to the terms of applicable agreements, may acquire an investment or other interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the relevant agreements, Mr. McCaw and his controlled affiliates may not, for a period of time, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless these opportunities have first been presented to and waived or rejected by Nextel.

CONCERNS ABOUT HEALTH RISKS RELATING TO THE USE OF PORTABLE HANDSETS MAY AFFECT NEXTEL'S PROSPECTS AND THE VALUE OF YOUR INVESTMENT.

        Portable communications devices have been alleged to pose health risks due to radio frequency emissions from these devices. Studies performed by wireless telephone equipment manufacturers have investigated these allegations, and a major industry trade association and governmental agencies have stated publicly that the use of these phones poses no undue health risk. The actual or perceived risk of portable communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

IF NEXTEL'S OPERATIONS ARE DISRUPTED DUE TO YEAR 2000 READINESS ISSUES, THERE WOULD BE AN ADVERSE EFFECT ON ITS GROWTH AND OPERATING RESULTS AND ON THE VALUE OF YOUR INVESTMENT.

        Nextel may be subject to risks associated with Year 2000 readiness, including those associated with third parties. Nextel has not yet finally determined its need for, or, if and where likely to be needed, finally developed, contingency plans for resolving issues that may be identified and for which remediation is not possible on a timely or cost-effective basis. If any of these third parties, or Nextel, is unable to resolve material Year 2000 readiness issues on a timely or cost-effective basis, there would be an adverse effect on Nextel, and on the value of your investment.

RISKS RELATING TO NEXTEL'S JOINT INVESTMENTS MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

        Nextel has entered into a contractual joint venture regarding its ownership interests in and arrangements with Nextel Partners, Inc. and may enter into other joint ventures or similar arrangements in the future. Outside the United States, several of Nextel's international operations are conducted through entities having one or more third-party owners, and some of these entities are not controlled by Nextel. There are risks in participating in arrangements of these types, including the risk that the other participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint enterprise or Nextel. There also is the risk that a participant may be unable to meet its economic or other obligations to the joint enterprise and that Nextel may be required to fulfill some or all of those obligations. Nextel also may be or become obligated to acquire all or a portion of the ownership interest of some or all of the other participants in these joint enterprises. In addition, to the extent that Nextel participates in international arrangements of these types, the operations of the relevant entity will be subject to various additional risks not present in domestic joint enterprises.

RISKS RELATING TO NEXTEL'S FOREIGN OPERATIONS MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

        Nextel owns interests in and operates international wireless companies through Nextel International, Inc. The risks that relate to these foreign operations include:

            - political, economic and social conditions in the foreign countries where Nextel conducts operations;

            - currency risks and exchange controls;

            - potential inflation in the applicable foreign economies;

            - the impact of import duties on the cost or prices of
              infrastructure equipment and subscriber handsets;

            - foreign taxation of earnings and payments received by Nextel
              International, Inc. from its operating subsidiaries;

            - regulatory changes affecting the telecommunications industry and wireless communications; and

            - operations being disrupted due to Year 2000 readiness issues affecting Nextel International, Inc.

        Nextel cannot assure you that the risks associated with its foreign operations will not adversely affect its or Nextel International, Inc.'s operating results or prospects, particularly as these operations expand in scope, scale and significance.

RISK FACTORS RELATING TO THE COMMON STOCK

VOLATILITY IN THE PRICE OF THE COMMON STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOUR PURCHASE PRICE.

        The market price of the common stock may be adversely affected by factors such as actual or anticipated fluctuations in Nextel's operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. Broad market fluctuations may adversely affect the market price of the common stock. Nextel cannot assure you that the market price of the common stock will not decline below the levels prevailing at the time of this offering.

NEXTEL'S COMMITMENTS TO ISSUE ADDITIONAL COMMON STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK OR MAY IMPAIR NEXTEL'S ABILITY TO RAISE CAPITAL.

        Nextel currently has outstanding commitments in various forms, including warrants, options and convertible securities, to issue a substantial number of new shares of its common stock. The shares subject to these issuance commitments, to some degree, will be issued in registered transactions and thus will be freely tradeable. In many other instances, these shares will be subject to grants of registration rights that, if and when exercised, would result in those shares becoming freely tradeable. Nextel has also granted registration rights with respect to a significant number of its outstanding shares, including shares of common stock issuable upon conversion of securities issued in some transactions. The exercise of registration rights by persons holding those shares would permit those persons to sell those shares without regard to the limitations of Rule 144 under the Securities Act of 1933. An increase in the number of shares of Nextel's common stock that are or become freely tradeable could adversely affect the price of the common stock and could impair Nextel's ability to raise additional capital through the sale of its equity securities.

PURCHASERS OF NEXTEL'S COMMON STOCK WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

        Purchasers of Nextel's common stock will suffer immediate and substantial dilution of $89.69 per share, based on an assumed public offering price of $81 13/16 per share, and will experience further dilution upon exercise or conversion of outstanding options, warrants and convertible securities.

NEXTEL'S FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS.

        "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: A number of statements made in, or incorporated by reference into, this prospectus are not historical or current facts, but deal with potential future circumstances and developments. Those statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of these matters and subject areas. Nextel has attempted to identify, in context, some of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the above "Risk Factors" section and elsewhere in this prospectus, including, but not limited to:

            - general economic conditions in the geographic areas and
              occupational market segments that Nextel is targeting for its digital mobile network service;

            - the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand;

            - the success of efforts to improve, and satisfactorily address any issues relating to, Nextel's digital mobile network performance;

            - the continued successful performance of the technology being deployed in Nextel's various market areas;

            - the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability to Nextel's digital mobile network business;

            - Nextel's ability to timely and successfully accomplish required scale-up of its billing, collection, customer care and similar back-room operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by the digital mobile network customer base;

            - access to sufficient debt or equity capital to meet Nextel's operating and financing needs;

            - the quality and price of similar or comparable wireless
              communications services offered or to be offered by Nextel's competitors, including providers of cellular and personal communication services;

            - the ability to successfully develop or obtain from third parties, and implement, Year 2000 readiness solutions in systems that are critical to Nextel's business operations;

            - future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications generally; and

            - other risks and uncertainties described from time to time in
              Nextel's reports and, with specific reference to risk factors relating to international operations, in Nextel International, Inc.'s reports, filed with the Securities and Exchange Commission, including the Annual Reports on Form 10-K for the year ended December 31, 1998 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, of Nextel and Nextel International, Inc.

                                USE OF PROCEEDS

THE OFFERING

        Based on an assumed public offering price of $81 13/16 per share, the net proceeds of the offering received by Nextel, after deducting the estimated underwriting discounts and commissions and other expenses of the offering, would be approximately $2.0 billion, or approximately $2.3 billion if the underwriters' over-allotment option is exercised in full. Nextel intends to use the net proceeds from the offering to fund capital expenditures, investments, working capital needs and for other general corporate purposes.

LIQUIDITY AND NEED FOR FUNDING

        Nextel and Nextel International, Inc. each are currently in the early stages of developing their detailed business plans and related budgets for calendar year 2000. These processes, and the resulting detailed business plans and related budgets, are not likely to be finalized until late 1999 or early 2000. Moreover, any such plans and budgets that are developed and finalized by Nextel and Nextel International, Inc. may later be revised by them in light of competitive factors in the relevant markets, new business opportunities, including additional spectrum acquisitions and other strategic or opportunistic transactions or investments, prevailing conditions in domestic and international debt and equity capital markets and the actual operating results and apparent prospects of their respective businesses.

        Currently, Nextel expects to increase the level of domestic and international capital expenditures in the balance of 1999 and during 2000. This increase is expected to be driven by several factors, including:

        - the contemplated expansion of digital mobile network coverage around most major domestic and selected international market areas;

        - the contemplated construction of additional cell sites to increase system capacity and improve system quality, and the installation of related switching equipment, in the existing core market coverage areas of Nextel and Nextel International, Inc., including the installation of system infrastructure and cell sites sufficient to meet expected increases in system demand four to six months ahead of anticipated growth;

        - the carrying over of certain planned system capital expenditures from late 1999 to early 2000; and

        - the installation of system capital hardware and software items in connection with the planned initial commercial launch of the domestic wireless data service offering nationwide in 2000.

        Taking such anticipated capital expenditures into account in both the Nextel and Nextel International, Inc., organizations, including an assumption that the bulk of the Nextel International, Inc. funding needs for calendar year 2000 will be satisfied with funds invested or advanced by Nextel, and factoring in anticipated operating cash flow performance of the existing and planned wireless businesses, both domestic and international, Nextel believes that it will be able to fully fund both its and Nextel International, Inc.'s operations through calendar year 2000. This conclusion is premised on the availability of funds from the following sources:

        - consolidated cash on hand as of September 30, 1999 of approximately $1.4 billion;

        - the continued availability of the approximately $1.5 billion of undrawn capacity as of September 30, 1999 under Nextel's bank credit facility;

        - an increase of at least $1.7 billion in additional available capacity through an increase of the facility, which is, as of October 20, 1999, currently in syndication and is expected to be concluded in November 1999; and

        - estimated net proceeds of this offering.

        Nextel cannot assure you that the conditions to accessing funding under the current or contemplated increased bank facility will be satisfied. In addition, if Nextel's and/or Nextel International, Inc.'s business plans change, or if economic conditions in either of their markets generally or competitive practices in the mobile wireless telecommunications industry change materially from those currently prevailing or from those now anticipated in the next calendar year, or if other presently unexpected circumstances are encountered that have a material effect on the cash flow and/or profitability of the domestic or international mobile wireless businesses conducted by Nextel and/or Nextel International, Inc., the anticipated cash needs of those businesses, and the conclusions as to the adequacy of the available sources, each also could change significantly. Finally, the above estimate and conclusions specifically exclude the impact of any significant acquisition transaction, or the pursuit of any significant new business opportunity not now contemplated, by Nextel or Nextel International, Inc. in the periods referenced above. Any such acquisition or new business opportunity could involve significant additional funding needs in excess of the identified currently arranged sources, and thus could require Nextel and/or Nextel International, Inc. to raise additional equity and/or debt funding to meet those needs.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Nextel's common stock is quoted on the Nasdaq National Market under the trading symbol "NXTL." The following table lists, on a per share basis for the periods indicated, the high and low closing sale prices for the common stock as reported by the Nasdaq National Market.

                                                               HIGH        LOW
                            1997                              -------    -------
  First Quarter.............................................  $15.750    $12.875
  Second Quarter............................................   19.188     12.250
  Third Quarter.............................................   29.438     19.688
  Fourth Quarter............................................   31.000     22.500
1998
  First Quarter.............................................   33.750     22.125
  Second Quarter............................................   33.750     23.375
  Third Quarter.............................................   31.000     18.063
  Fourth Quarter............................................   23.750     17.313
1999
  First Quarter.............................................   38.438     25.875
  Second Quarter............................................   50.188     34.625
  Third Quarter.............................................   75.188     46.000
  Fourth Quarter (through October 19, 1999).................   84.375     70.250

        As of October 18, 1999, there were about 3,550 holders of record of the common stock. On October 19, 1999, the last reported sale price of the common stock as quoted on the Nasdaq National Market was $81 13/16 per share.

        Nextel has not paid any dividends on its common stock, and does not plan to pay dividends on its common stock for the foreseeable future. Except as provided in the following paragraph, Nextel does not intend to declare or pay any dividends on any of its preferred stock. Financing agreements to which Nextel is a party prohibit, and are expected to operate so as to continue to prohibit, Nextel from paying cash dividends except in compliance with specified financial covenants. In addition, the terms of Nextel's bank credit agreement limits the amount of cash available to make dividends, loans and cash distributions to Nextel from Nextel's subsidiaries that operate the digital mobile network in Nextel's markets. Provisions in the indentures to which Nextel International, Inc. is a party also place significant restrictions on Nextel's ability to receive cash from Nextel International, Inc. or any of Nextel International, Inc.'s subsidiaries. Accordingly, while these restrictions are in place, any profits generated by these subsidiaries will not be available to Nextel for, among other things, payment of dividends.

        Nextel anticipates that for the foreseeable future any cash flow generated from its operations will be used to develop and expand its business. Any future determination as to the payment of dividends on the common stock will be at the discretion of Nextel's board of directors and will depend upon Nextel's operating results, financial condition and capital requirements, contractual restrictions, general business conditions and other factors that the board of directors deems relevant. There can be no assurance that Nextel will pay cash dividends at any time in the future. Under specified limited circumstances, Nextel may be obligated to pay cash dividends on its class A preferred stock and, after specified dates, will be obligated to pay cash dividends on its series D preferred stock and series E preferred stock.

                                 CAPITALIZATION

        The following table presents the capitalization of Nextel as of September 30, 1999, based on common stock outstanding on that date of 315,065,052 shares, on an actual basis and as adjusted to reflect the issuance by Nextel of the 25,000,000 shares of common stock offered hereby based on an assumed public offering price of $81 13/16 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds from this offering. The capitalization information set forth in the table below should be read together with the more detailed consolidated financial statements and related notes incorporated by reference in this prospectus. The shares of common stock to be outstanding after this offering exclude 90,162,491 shares of Nextel common stock issuable upon the exercise or conversion of outstanding options, warrants and convertible securities.

                                                                SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (DOLLARS IN MILLIONS)
Cash and cash equivalents (1)...............................  $  1,379     $  3,368
                                                              ========     ========
Current portion of long-term debt and finance obligation....  $     28     $     28
                                                              ========     ========
Long-term debt, net of current portion:
  11.5% Senior redeemable discount notes due 2003...........  $     36     $     36
  9.75% Senior redeemable discount notes due 2004...........     1,127        1,127
  10.125% Senior redeemable OneComm discount notes due
     2004...................................................       352          352
  12.25% Senior redeemable Dial Page discount notes due
     2004...................................................         8            8
  10.25% Senior redeemable Dial Page discount notes due
     2005...................................................        94           94
  13.0% Senior redeemable Nextel international discount
     notes due 2007.........................................       677          677
  10.65% Senior redeemable discount notes due 2007..........       618          618
  9.75% Senior serial redeemable discount notes due 2007....       842          842
  9.95% Senior serial redeemable discount notes due 2008....     1,174        1,174
  12.125% Senior redeemable Nextel International discount
     notes due 2008.........................................       481          481
  12% Senior serial redeemable notes due 2008...............       296          296
  4.75% Convertible senior notes due 2007...................       600          600
  Domestic bank credit facility, interest payable quarterly
     at an adjusted rate calculated based either on the
     prime rate or LIBOR....................................     1,795        1,795
  Nextel International vendor credit facility, interest
     payable semiannually at 2.5% over the prime rate.......       242          242
  Nextel Argentina bank credit facility, interest payable
     quarterly at an adjusted rate calculated based either
     on the prime rate or LIBOR.............................       102          102
                                                              --------     --------
     Total long-term debt...................................     8,444        8,444
Finance obligation, net of current portion..................       547          547
Series D Exchangeable Preferred Stock, Mandatorily
  Redeemable 2009...........................................       662          662
Series E Exchangeable Preferred Stock, Mandatorily
  Redeemable 2010...........................................       897          897
Zero Coupon Convertible Preferred Stock, Mandatorily
  Redeemable 2013...........................................       161          161
Stockholders' equity:
  Preferred stock, Class A convertible redeemable, 7,905,981
     shares issued and outstanding..........................       291          291
  Preferred stock, Class B convertible, 82 shares issued and
     outstanding............................................        --           --
  Common stock, Class A, 315,451,507 shares issued and
     315,065,052 shares outstanding, and 340,451,507 shares
     issued and 340,065,052 shares outstanding, as
     adjusted...............................................        --           --
  Common stock, Class B, non-voting convertible, 17,830,000
     shares issued and outstanding..........................        --           --
Paid-in capital.............................................     5,303        7,292
Accumulated deficit.........................................    (5,420)      (5,420)
Treasury shares, at cost, 386,455 shares (Class A common
  stock)....................................................        (8)          (8)
Deferred compensation, unrealized gain on investment and
  cumulative translation adjustment.........................      (112)        (112)
                                                              --------     --------
     Total stockholders' equity.............................        54        2,043
                                                              --------     --------
          Total capitalization..............................  $ 10,765     $ 12,754
                                                              ========     ========

---------------
(1) Included in cash and cash equivalents is about $78 million held by Nextel International, Inc. and its subsidiaries as of September 30, 1999, which are not available to fund any of the cash needs of Nextel's domestic digital mobile and analog specialized mobile radio businesses due to restrictions contained in Nextel International, Inc.'s indentures.

                                    DILUTION

        The following table provides information concerning net tangible book value and pro forma dilution as of September 30, 1999. The net tangible book value deficit of the common stock as of September 30, 1999 was about $4.8 billion or $14.44 per share. Net tangible book value deficit per share represents the amount of Nextel's stockholders' equity, less intangible assets, divided by 332,895,052 shares of common stock outstanding on September 30, 1999, after giving effect to the conversion of the outstanding shares of Nextel's non-voting common stock.

        For purposes of the following table, net tangible book value dilution per share represents the difference between $81.81, which is the assumed public offering price per share of the common stock, and the net tangible book value deficit per share of common stock as of September 30, 1999. After giving effect to the offering of the common stock and taking into account the expenses to Nextel, the net tangible book value deficit per share of Nextel as of September 30, 1999 would have been $7.88. The following table illustrates this pro forma per share dilution:

Assumed offering price of the common stock..................             $ 81.81
  Net tangible book value deficit per share as of September
     30, 1999...............................................   (14.44)
  Increase per share attributable to new investors..........     6.56
                                                              -------
Pro forma net tangible book value deficit per share after
  the offering..............................................               (7.88)
                                                                         -------
Dilution of net tangible book value per share to new
  investors.................................................             $ 89.69
                                                                         =======

                          DESCRIPTION OF CAPITAL STOCK

        The following summary is not complete and is subject to, and qualified in its entirety by, Nextel's certificate of incorporation and by-laws.

GENERAL

        Under its certificate of incorporation, Nextel has the authority to issue 613,883,948 shares of capital stock, which are currently divided into nine classes or series as follows:

            - 515,000,000 shares of class A common stock, par value $0.001 per share (referred to in this prospectus as the "common stock");

            - 35,000,000 shares of class B nonvoting common stock, par value
              $0.001 per share (referred to in this prospectus as the "nonvoting common stock");

            - 26,941,933 shares of class A convertible redeemable preferred stock, stated value $36.75 per share (referred to in this prospectus as the "class A preferred stock");

            - 82 shares of class B convertible preferred stock, stated value
              $1.00 per share; (referred to in this prospectus as the "class B preferred stock");

            - 26,941,933 shares of class C convertible redeemable preferred stock, stated value $36.75 per share; (referred to in this prospectus as the "class C preferred stock");

            - 1,600,000 shares of series D preferred stock;

            - 2,200,000 shares of series E preferred stock;

            - 800,000 shares of zero coupon convertible preferred stock; and

            - 5,400,000 shares of undesignated preferred stock.

        Equiserve LLP acts as transfer agent and registrar for the common stock.

COMMON STOCK

        VOTING

        Except as required by law with respect to shares of each of class A preferred stock, class B preferred stock and class C preferred stock, and except with respect to matters as to which shares of a class or series of preferred stock vote separately as a class, the holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of Nextel. The holders of the nonvoting common stock have no right to vote on any matters to be voted on by the stockholders of Nextel, except as follows and as otherwise required by law. The holders of the nonvoting common stock do have the right to vote as a separate class, with each share having one vote, on:

            - any merger, consolidation, reorganization or reclassification of
              Nextel or its shares of capital stock;

            - any amendment to the certificate of incorporation; or

            - any liquidation, dissolution or winding up of Nextel;

(each of these events being a "Class B Fundamental Change") in which shares of the nonvoting common stock would be treated differently than shares of the common stock, other than a Class B Fundamental Change in which the only difference in the treatment is that the holders of the common stock would be entitled to receive equity securities with full voting rights and the holders of the nonvoting common stock would be entitled to receive equity securities which have voting rights substantially identical to the voting rights of the nonvoting common stock and are convertible in connection with any Voting Conversion Event, as defined below, on a share for share basis, into the voting securities to which the holders of the common stock are entitled. Nextel's certificate of incorporation does not provide for cumulative voting in the election of directors.

        DIVIDENDS

        Subject to the declaration and payment of dividends upon the preferred stock of Nextel at the time outstanding, to the extent of any preference to which that preferred stock is entitled, and after the provision for any sinking or purchase fund or funds for any series of the preferred stock has been complied with, the Nextel board of directors may declare and pay dividends on the common stock and the nonvoting common stock, payable in cash or other consideration, out of funds legally available. If dividends are declared on the common stock that are payable in shares of common stock, then dividends payable at the same rate in shares of nonvoting common stock must be declared on any outstanding shares of nonvoting common stock.

        Nextel has not paid any dividends on its common stock, and does not plan to pay any dividends on its common stock for the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

        LIQUIDATION, SUBDIVISION OR COMBINATION

        In the event of any liquidation, dissolution or winding up of Nextel or upon the distribution of the assets of Nextel, all assets and funds remaining after payment in full of the debts and liabilities of Nextel, and after the payment to the holders of the then outstanding preferred stock of the full preferential amounts to which they were entitled, would be divided and distributed among the holders of the common stock and nonvoting common stock ratably. In no event will either common stock or nonvoting common stock be split, divided or combined unless the other is proportionately split, divided or combined.

        CONVERTIBILITY OF NONVOTING COMMON STOCK INTO COMMON STOCK

        Upon the actual or expected occurrence of any Voting Conversion Event, as defined below, each share of nonvoting common stock which is being or has been distributed, disposed of or sold, or is expected to be distributed, disposed of or sold, in connection with that Voting Conversion Event will be convertible at the option of the holder into one fully paid and nonassessable share of common stock. If any shares of nonvoting common stock are converted into shares of common stock in connection with a Voting Conversion Event, however, and any of those shares of common stock are not actually distributed, disposed of or sold according to the Voting Conversion Event, those shares of common stock that are not distributed, disposed of or sold will be promptly converted back into the same number of shares of nonvoting common stock.

        A "Voting Conversion Event" means:

            - any public offering or public sale of securities of Nextel including a public offering registered under the Securities Act of 1933 and a public sale pursuant to Rule 144 of the Securities and Exchange Commission or any similar rule then in force;

            - any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would in the aggregate own or control securities that possess in the aggregate the ordinary voting power to elect a majority of Nextel's board of directors, provided that the sale has been approved by Nextel's board of directors or any authorized committee;

            - any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons in the aggregate would own or control securities of Nextel, excluding any nonvoting common stock being converted and disposed of in connection with the Voting Conversion Event, that possess in the aggregate the ordinary voting power to elect a majority of Nextel's board of directors;

            - any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of voting securities of Nextel; and

            - any distribution, disposition or sale of any securities of Nextel to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, in connection with a merger, consolidation or similar transaction if, after that transaction, that person or group of persons will own or control securities that constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors, provided that the transaction has been approved by Nextel's board of directors or any authorized committee.

PREFERRED STOCK

        Under the terms of the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, Digital Radio L.L.C. and Craig O. McCaw (the "McCaw Securities Purchase Agreement"), Nextel issued to Digital Radio L.L.C. about 8.2 million shares of class A preferred stock (of which about 7.9 million were outstanding on September 30, 1999), each with a stated value of $36.75 per share, and 82 shares of class B preferred stock. These shares of class A preferred stock are convertible, in specified circumstances, into an equal number of shares of class C preferred stock. The currently outstanding shares of class A preferred stock and any shares of class C preferred stock issued upon conversion are convertible into about 23.7 million shares of common stock in the aggregate, and the class B preferred stock is convertible into 82 shares of common stock. In addition, Nextel has issued shares of the series D preferred stock, the series E preferred stock and the zero coupon convertible preferred stock. Some of the significant terms of each class and series of preferred stock are summarized below.

          CLASS A PREFERRED STOCK

        The class A preferred stock is the primary mechanism for providing Digital Radio L.L.C. with the economic benefits and corporate governance rights contemplated by the McCaw Securities Purchase Agreement. Holders of class A preferred stock, voting separately as a class, are entitled to elect three members of the board of directors or, if greater than three, the number of directors, rounded up to the nearest whole number, equal to 25% of the entire board of directors (the "Class A Directors"), subject to the termination of these rights if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels. For so long as the operations committee of Nextel's board of directors is in existence, Digital Radio L.L.C. is entitled to have a majority of the members of the operations committee represented by Class A Directors or directors designated by Digital Radio L.L.C. under the terms of the class B preferred stock or the McCaw Securities Purchase Agreement. With respect to matters other than the election of directors, shares of class A preferred stock vote together as a class with shares of common stock and each share of class A preferred stock is entitled to a number of votes equal to the number of shares of common stock into which that share is convertible.

        The operations committee consists of five members, three of whom are entitled to be selected from among Digital Radio L.L.C.'s representatives on the board of directors, as described above. The operations committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel, subject to existing equipment purchase agreements; acquisitions; the creation and approval of operating and capital budgets and marketing and strategic plans; approval of financing plans; endorsement of nominees to the board of directors; and nomination and oversight of specified executive officers. The board of directors, by a majority vote, may override actions taken or proposed by the operations committee, although doing so would give rise to a $25 million liquidated damages payment to Digital Radio L.L.C.; the commencement of accrual of a 12% dividend payable on the stated value of all outstanding shares of class A preferred stock, with an aggregate stated value of about $291 million; and the immediate vesting of the options to purchase 1,000,000 shares granted to an affiliate of Digital Radio L.L.C. However, the board of directors, by a defined super-majority vote, retains the power to override actions taken or proposed by the operations committee without triggering these consequences. In addition, the board of directors also may act to terminate the operations committee, although this action by the board of directors would, in specified circumstances, result in the obligation to make the $25 million liquidated damages payment and result in the commencement of the 12% dividend accrual and the accelerated vesting of the related options. The McCaw Securities Purchase Agreement, the certificate of incorporation, and the Nextel by-laws also delineate a number of circumstances, chiefly involving or resulting from specified events with respect to Digital Radio L.L.C. or Mr. McCaw, in which the operations committee could be terminated but the liquidated damages payment, dividend accrual and vesting of options would not be required. Except for the accrual of the 12% dividend in the circumstances described above, shares of class A preferred stock are entitled to dividends only to the extent declared or paid with respect to common stock, in amounts equal to the amounts that would be received had the class A preferred stock been converted into common stock. Upon liquidation, dissolution or winding up of Nextel, the holders of class A preferred stock are entitled to receive a liquidation preference equal to the stated value of the class A preferred stock plus any accrued but unpaid dividends.

        Each share of class A preferred stock is convertible at the election of the holder into three shares of common stock, subject to specified adjustments. Upon the occurrence of specified events, the shares of class A preferred stock are automatically converted into shares of common stock. In addition, shares of class A preferred stock are automatically converted into shares of class C preferred stock on a one-for-one basis upon the occurrence of specified events, including the reduction of Digital Radio L.L.C.'s ownership interest below specified levels and foreclosure by a secured party upon shares of class A preferred stock pledged to that secured party. Shares of class A preferred stock are also redeemable at Nextel's option upon the occurrence of specified events constituting a change in control, as defined in the terms of the certificate of incorporation, at a redemption price equal to the stated value of the class A preferred stock plus the amount of any accrued or declared but unpaid dividends on the class A preferred stock.

          CLASS B PREFERRED STOCK

        The purpose of the class B preferred stock is to provide a protection for Digital Radio L.L.C.'s right to proportionate representation on the board of directors, to the extent not provided by Digital Radio L.L.C.'s ownership of class A preferred stock, and to establish a mechanism for the payment of the $25 million liquidated damages payment contemplated by the McCaw Securities Purchase Agreement if the board of directors takes specified actions with respect to the operations committee that give rise to this payment. Shares of class B preferred stock are automatically converted on a one-for-one basis into shares of common stock if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels or if specified transfers of class B preferred stock occur.

          CLASS C PREFERRED STOCK

        The purpose of the class C preferred stock is to protect the economic attributes of the class A preferred stock if specified events resulting in the termination of the corporate governance rights associated with the class A preferred stock occur. The terms of the class C preferred stock are substantially the same as the terms of the class A preferred stock except that holders of class C preferred stock have no special voting rights in the election of directors, including the appointment of directors to the operations committee, and are not entitled to the 12% dividend in the circumstances in which shares of class A preferred stock would be entitled to that dividend.

          SERIES D PREFERRED STOCK

        The series D preferred stock ranks equally with the series E preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except two. First, the series D preferred stock is junior with respect to accruals and payments of the special 12% dividends on the class A preferred stock discussed above. Second, the series D preferred stock is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which these payments must be made are described above. Dividends on the series D preferred stock are cumulative at 13% per year and are payable quarterly in cash or, on or before July 15, 2002, at the sole option of Nextel, in additional shares of series D preferred stock. The series D preferred stock is mandatorily redeemable on July 15, 2009. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after July 15, 2002. The series D preferred stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

          SERIES E PREFERRED STOCK

        The series E preferred stock ranks equally with the series D preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except two. First, the series E preferred stock is junior with respect to accruals and payments of the special 12% dividends on the class A preferred stock discussed above. Second, the series E preferred stock is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which these payments must be made are described above. Dividends on the series E preferred stock are cumulative at 11.125% per year and are payable quarterly in cash or, on or before February 15, 2003, at the sole option of Nextel, in additional shares of series E preferred stock. The series E preferred stock is mandatorily redeemable on February 15, 2010. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after February 15, 2003. The series E preferred stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

          ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013

        The zero coupon convertible preferred stock ranks equally with the series D preferred stock and the series E preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock, and the class C preferred stock in all respects except two. First, the zero coupon convertible preferred stock is junior with respect to accruals and payments of the special 12% dividends on the class A preferred stock discussed above. Second, the zero coupon convertible preferred stock is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which these payments must be made are described above. The zero coupon convertible preferred stock had an initial liquidation preference of $253.675 per share. No dividends are payable with respect to the zero coupon convertible preferred stock; however, the liquidation preference accretes from the issuance date at an annual rate of 9.25% compounded quarterly. The zero coupon convertible preferred stock is convertible at the option of the holders before redemption or maturity into common stock at a conversion rate of 9.7441 shares of common stock per share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specific events. The zero coupon convertible preferred stock is redeemable at Nextel's option beginning December 23, 2005 and may be tendered by the holders for acquisition by Nextel on December 23, 2005 and 2008. The zero coupon convertible preferred stock is mandatorily redeemable on December 23, 2013 at the fully accreted liquidation preference of $1,000 per share. Nextel may elect, subject to the satisfaction of specific requirements, to pay any redemption or tender price with common stock.

RELEVANT PROVISIONS OF THE CERTIFICATE OF INCORPORATION, THE BY-LAWS AND DELAWARE LAW

        The certificate of incorporation and the by-laws contain provisions that could make more difficult the acquisition of Nextel by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Nextel to first negotiate with Nextel. Although these provisions may have the effect of delaying, deferring or preventing a change in control of Nextel, Nextel believes that the benefits of increased protection of Nextel's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Nextel outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. The description below is intended as a summary only and is qualified in its entirety by reference to the certificate of incorporation and the by-laws.

          BOARD OF DIRECTORS

        The certificate of incorporation provides that the Nextel board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. The by-laws of Nextel provide that the Nextel board of directors will consist of one or more members, and that the number of directors will be determined by resolution of the Nextel board of directors or by the stockholders at their annual meeting or a special meeting. Nextel is a party to agreements with some of its stockholders that entitle specified stockholders to name specified nominees to be elected to the Nextel board of directors; the agreements might require Nextel to increase the size of the Nextel board of directors. Additionally, the holders of class A preferred stock, voting separately as a class, are entitled to elect a specified number of members of the Nextel board of directors. Under the terms of the McCaw Securities Purchase Agreement, Nextel cannot increase the size of the Nextel board of directors to be greater than sixteen (16) members without the consent of Digital Radio L.L.C. The Nextel board of directors currently consists of nine directors. Subject to any rights of holders of preferred stock, a majority of the Nextel board of directors then in office has the sole authority to fill any vacancies on the Nextel board of directors. Under Delaware law, stockholders may remove members of a classified board only for cause.

          STOCKHOLDER ACTIONS AND SPECIAL MEETINGS

        The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent instead of a meeting. The by-laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders may be called only by the president of Nextel, at the request of a majority of the Nextel board of directors or at the request of stockholders owning a majority of the entire capital stock of Nextel issued and outstanding and entitled to vote.

          ANTI-TAKEOVER STATUTE

        Section 203 of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers in Delaware. Subject to specified exceptions listed in this statute, Section 203 of the DGCL provides that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

                 - prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

                 - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

                 - on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include any person that is:

                 - the owner of 15% or more of the outstanding voting stock of the corporation,

                 - an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and

                 - the affiliates and associates of the above.

        Under specific circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption. Nextel's certificate of incorporation and by-laws do not exclude Nextel from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Nextel to negotiate in advance with the Nextel board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

                PRINCIPAL UNITED STATES FEDERAL TAX CONSEQUENCES
                              TO NON-U.S. HOLDERS

GENERAL

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of Nextel common stock that may be relevant to you if you are a non-U.S. holder. For purposes of this summary, a non-U.S. holder is a beneficial owner of Nextel common stock that is not, for United States federal income tax purposes:

        - a citizen or individual resident of the United States;
        - a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state;
        - an estate, the income of which, is subject to United States federal income taxation regardless of its source;
        - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, including certain trusts in existence on August 20, 1996 and treated as United States persons prior to this date that timely elected to continue to be treated as United States persons; or
        - a partnership that is created or organized in or under the laws of the United States or of any state.

        This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying Nextel common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of Nextel common stock in your particular situation.

DISTRIBUTIONS

        Nextel has not paid any dividends on its common stock, and does not plan to pay any dividends on its common stock for the foreseeable future. However, if Nextel does pay dividends on its common stock, those dividends generally will constitute dividends for United States federal income tax purposes to the extent paid from Nextel's current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent such dividends exceed Nextel's current or accumulated earnings and profits, the dividends will constitute a return of capital that will be applied against and will reduce your basis in Nextel common stock, but not below zero, and then will be treated as gain from the sale of the stock. Dividends paid to a non-U.S. holder that are not effectively connected with a United States trade or business of the non-U.S. holder will, to the extent paid out of earnings and profits, be subject to United States withholding tax at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to Nextel or its paying agent a duly completed Form 1001 or Form W-8BEN, or substitute form, certifying to its qualification for such rate.

        Currently, withholding generally is imposed on the gross amount of a distribution, regardless of whether Nextel has sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by Nextel of its accumulated and current earnings and profits.

        Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder and, if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are exempt from United States federal withholding tax, provided that the non-U.S. holder furnishes to Nextel or its paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying the exemption. However, dividends exempt from United States withholding because they are effectively connected or they are attributable to a United States permanent establishment are subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

        Under current United States Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

        For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to United States backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service ("IRS") certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in Nextel common stock.

        A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

        A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Nextel common stock unless one of the following applies:

          - The gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the non-U.S. holder. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated United States federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

          - The non-U.S. holder is an individual, holds Nextel common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, the non-United States holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain United States capital losses.

          - Nextel is or has been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-United States holder held Nextel common stock. Even if Nextel is or was to become a United States real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to United States federal income tax if Nextel common stock continues to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of this class of Nextel common stock.

FEDERAL ESTATE TAX

        Common stock owned or treated as owned by an individual non-U.S. holder at the time of death, or common stock as to which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

        Under United States Treasury regulations, Nextel must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Pursuant to an applicable tax treaty, information may also be made available to the tax authorities in the country in which the non-United States holder resides.

        United States federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-United States holders. See the discussion under "Distribution" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

        As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Nextel common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Nextel common stock effected outside the United States if that broker:

          - is a United States person for United States federal income tax purposes;
          - is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States;
          - is a "controlled foreign corporation" as defined in the Internal Revenue Code; or
          - is a foreign partnership with certain United States connections, for payments made after December 31, 2000.

        Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

        Payment by or through a United States office of a broker of the proceeds of a sale of Nextel common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

        Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

        THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF NEXTEL COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF NEXTEL COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Credit Suisse First Boston, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and PaineWebber Incorporated are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Goldman Sachs International, Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Merrill Lynch International and PaineWebber International (U.K.) Ltd. are acting as international representatives, have severally agreed to purchase, and Nextel has agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Goldman, Sachs & Co.......................................
  Credit Suisse First Boston................................
  Deutsche Bank Securities Inc. ............................
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........
  PaineWebber Incorporated (U.K.) Ltd. .....................

                                                              ----------
     Subtotal...............................................  20,000,000
                                                              ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Goldman Sachs International...............................
  Credit Suisse First Boston (Europe) Limited...............
  Deutsche Bank AG London...................................
  Merrill Lynch International...............................
  PaineWebber International (U.K.) Ltd. ....................

                                                              ----------
     Subtotal...............................................   5,000,000
                                                              ----------
          Total.............................................  25,000,000
                                                              ==========

        The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from Nextel and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

        In the agreement between U.S. and international underwriters, sales may be made between U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold by the underwriters shall be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        Nextel has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the U.S. underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public
would be $       , the total underwriters' discounts and commissions would be
$       and total proceeds to Nextel would be $       .

        Nextel and its executive officers and directors, in those capacities, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (and subject to certain specified exceptions described below), they will not during the period of 90 days after the date of this prospectus:

        - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

        - enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

        The restrictions described in the previous paragraph do not apply to:

        - the issuance by Nextel of any common stock offered by this prospectus;

        - the issuance by Nextel of shares of common stock upon exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing and the contemporaneous or subsequent sale or other disposition of any or all of the shares of common stock so acquired; provided, that the aggregate number of shares of common stock sold or disposed of during such 90 day period does not exceed 2,000,000 shares in the aggregate for all directors and executive officers of Nextel;

        - the granting by Nextel of any options, deferred shares or other equity awards under the Nextel equity incentive plan, so long as such options do not vest and become exercisable or such deferred share or other awards do not vest, in each case, in the absence of extraordinary events or occurrences beyond the control of the grantee or recipient, until after the expiration of such 90 day period;

        - the issuance by Nextel of shares of common stock in connection with acquisitions of businesses or portions thereof, or in connection with any strategic investment in Nextel by any third party on terms approved by Nextel's board of directors provided the parties in any such acquisition (other than the pending acquisition of 900 MHz frequencies from Geotek) or investment transaction agree to be bound by the foregoing restrictions or will not receive any of such shares of common stock until after the expiration of such 90 day period;

        - transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering by persons other than Nextel; and

        - any transaction in or involving, directly or indirectly, the common stock by any existing director or executive officer of Nextel that subsequent to the date of this prospectus ceases to occupy any director or executive officer position with Nextel.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to Nextel. Also, certain of the underwriters may act as lenders under Nextel's increased bank facility.

        Nextel and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

        Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the common stock offered by this prospectus. Specified legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

        The consolidated financial statements and related financial statement schedules of Nextel that are incorporated in this prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in this prospectus, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

AVAILABLE INFORMATION

        Nextel files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at:

                 - The Commission's Public Reference Room 1024, 450 Fifth
                   Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

The Commission's regional offices at:

                 - 7 World Trade Center, 13th Floor, New York, New York 10048,
                   and

                 - Citicorp Center, 500 West Madison Street, Suite 1400,
                   Chicago, Illinois 60661.

        You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Nextel's filings are also available on the Commission's web site on the Internet at http://www.sec.gov.

        Statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If Nextel filed as an exhibit to any of its public filings any of the contracts, agreements or other documents referred to in this prospectus, you should read the exhibit for a more complete understanding of the document or matter involved.

INCORPORATION OF DOCUMENTS BY REFERENCE

        Nextel has incorporated information into this prospectus by reference. This means Nextel has disclosed information to you by referring you to another document filed by Nextel with the Commission. Nextel will make those documents available to you without charge upon your oral or written request. Requests for these documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Investor Relations, telephone:
(703) 433-4000.

        The information in the following documents filed by Nextel with the Commission (File No. 0-19656) is incorporated by reference in this prospectus:

                 - Annual Report on Form 10-K for the year ended December 31,
                   1998, dated and filed with the Commission on March 30, 1999;

                 - Current Reports on Form 8-K:

                    - dated and filed with the Commission on February 24, 1999;

                    - dated and filed with the Commission on April 1, 1999;

                    - dated May 12, 1999 and filed with the Commission on May
                      13, 1999;

                    - dated and filed with the Commission on June 15, 1999;

                    - dated and filed with the Commission on June 23, 1999;

                    - dated and filed with the Commission on August 12, 1999;

                    - dated and filed with the Commission on August 18, 1999;

                    - dated and filed with the Commission on October 20, 1999;

                 - Quarterly Report on Form 10-Q for the quarter ended March 31,
                   1999, dated and filed with the Commission on May 17, 1999;

                 - Quarterly Report on Form 10-Q for the quarter ended June 30,
                   1999, dated and filed with the Commission on August 16, 1999;

                 - Proxy Statement, dated as of April 7, 1999, filed with the
                   Commission in definitive form on April 8, 1999 with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934; and

                 - The description of the common stock contained in the
                   registration statement on Form 8-A dated January 16, 1992 including the information incorporated by reference into that registration statement from the registration statement on Form S-1, as amended, dated as of January 27, 1992.

        Nextel is also incorporating by reference additional documents it may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of those documents.

        Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        This information relating to Nextel contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by Nextel International, Inc.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEXTEL MAY NOT SELL OR OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS (Subject to Completion)
Issued October 20, 1999

                               25,000,000 Shares

                          Nextel Communications, Inc.

                              CLASS A COMMON STOCK
                            ------------------------
Nextel Communications, Inc. is offering 25,000,000 shares of its Class A common stock.
                            ------------------------
The Class A common stock is quoted on the Nasdaq National Market under the symbol "NXTL." On October 19, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $81 13/16 per share.
                            ------------------------
INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------
                             PRICE $       A SHARE
                            ------------------------

                                                               Underwriting
                                                   Price to    Discounts and   Proceeds to
                                                    Public      Commissions      Nextel
                                                   --------    -------------   -----------
Per Share........................................  $             $              $
Total............................................  $             $              $

Nextel Communications, Inc., has granted the underwriters the right to purchase up to an additional 3,750,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 1999.
                            ------------------------
MORGAN STANLEY DEAN WITTER                           GOLDMAN SACHS INTERNATIONAL
                            ------------------------
CREDIT SUISSE FIRST BOSTON
               DEUTSCHE BANK AG LONDON
                                MERRILL LYNCH INTERNATIONAL
                                            PAINEWEBBER INTERNATIONAL

               , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses and costs to be incurred by Nextel Communications, Inc. in connection with the sale and distribution of the securities offered hereby. All the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission filing fee...............    $586,200
NASD fee....................................................    $ 30,500
Printing expenses...........................................    $      *
Legal fees and expenses.....................................    $100,000
Accounting fees and expenses................................    $ 30,000
Blue Sky fees and expenses..................................    $      *
Transfer Agent fees and expenses............................    $  3,500
Miscellaneous expenses......................................    $      *
                                                                --------
Total.......................................................    $      *
                                                                ========

---------------

*To be supplied by amendment.

Item 15. Indemnification of Directors and Officers

        Set forth below is a description of certain provisions of the Restated Certificate of Incorporation, as amended (the "Nextel Charter"), of Nextel Communications, Inc. ("Nextel"), the Amended and Restated By-laws of Nextel (the "Nextel By-laws"), and the Delaware General Corporation Law (the "DGCL"). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws, and the DGCL.

        ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (1) for any breach of the director's duty of loyalty to such corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

        While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of
Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors, and do not apply to officers of Nextel who are not directors.

        INDEMNIFICATION AND INSURANCE. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

        Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations. Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

        On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the "Indemnification Agreement") with each director of Nextel. Nextel has entered into an Indemnification Agreement with each of its directors and officers.

        One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the "Indemnitees") may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act, or neglect or breach of duty, including any actual or alleged error, misstatement, or misleading statement, which such person commits, suffers, permits, or acquiesces in while acting in the Indemnitee's position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the
Indemnitee:

        (1) which results in a final, nonappealable order directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

        (2) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

        In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

        The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee's rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

Item 16. Exhibits

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBITS
   -------                       -----------------------
  **1.1    --  Form of Underwriting Agreement.
  4.1.1    --  Restated Certificate of Incorporation of Nextel (filed on
               July 31, 1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's
               Post-Effective Amendment No. 1 on Form S-8 to Registration
               Statement No. 33- 91716 on Form S-4 (the "Nextel S-8
               Registration Statement") and incorporated herein by
               reference).
  4.1.2    --  Certificate of Designation of the Powers, Preferences and
               Relative, Participating, Optional and Other Special Rights
               of 13% Series D Exchangeable Preferred Stock and
               Qualifications, Limitations and Restrictions Thereof (filed on July 21, 1997 as Exhibit 4.1 to the Current Report on
               Form 8-K dated on July 21, 1997 and incorporated herein by reference).
  4.1.3    --  Certificate of Designation of the Powers, Preferences and
               Relative, Participating, Optional and the Special Rights of
               11.125% Series E Exchangeable Preferred Stock and
               Qualifications, Limitations and Restrictions Thereof (filed on February 12, 1998 as Exhibit 4.1 to the Current Report on
               Form 8-K dated on February 11, 1998 (the "February 11 Form
               8-K") and incorporated herein by reference).
  4.1.4    --  Certificate of Designation of the Powers, Preferences and
               Relative, Participating, Optional and Other Special Rights
               of Zero Coupon Convertible Preferred Stock due 2013 and
               Qualifications, Limitations and Restrictions Thereof (filed on February 10, 1999 as Exhibit 4.16 to Nextel's
               Registration Statement on Form S-4 (the "February 1999 Form
               S-4") and incorporated herein by reference).
    4.2    --  Amended and Restated By-laws of Nextel (filed on July 31,
               1995 as Exhibit No. 4.2 to the Nextel S-8 Registration
               Statement and incorporated herein by reference).
  4.3.1    --  Indenture between Nextel Communications, Inc. (predecessor by merger to Nextel; referred to as "Old Nextel") and The
               Bank of New York, as Trustee, dated August 15, 1993 (the
               "August Indenture") (filed on December 23, 1993 as Exhibit
               4.13 to Old Nextel's Registration Statement No. 33-73388 on
               Form S-4 and incorporated herein by reference).
  4.3.2    --  Supplemental Indenture, dated as of June 30 1995, to the
               August Indenture between Nextel and The Bank of New York
               (filed on November 14, 1995 as Exhibit 4.1 to Nextel's
               Quarterly Report on Form 10-Q for the quarter ended
               September 30, 1995 (the "November 14 Form 10-Q") and
               incorporated herein by reference).
  4.3.3    --  Second Supplemental Indenture, dated as of July 28, 1995, to the August Indenture between ESMR, Inc. (now known as
               Nextel), as Successor by Merger to Old Nextel and The Bank
               of New York (relating to the August Indenture) (filed on
               November 14, 1995 as Exhibit 4.3 to the November 14 Form
               10-Q and incorporated herein by reference).
  4.3.4    --  Third Supplemental Indenture, dated as of June 13, 1997, to the August Indenture between Nextel Communications, Inc. and
               The Bank of New York, as Trustee (filed on June 17, 1997 as
               Exhibit 4.1 to the Current Report on Form 8-K dated June 13,
               1997 (the "June 13 Form 8-K") and incorporated herein by
               reference).
  4.3.5    --  Fourth Supplemental Indenture, dated March 24, 1998, to the
               August Indenture between Nextel Communications, Inc. and The
               Bank of New York, as Trustee (filed on May 13, 1998 as
               Exhibit 4.3 to Nextel's Quarterly Report on Form 10-Q for
               the quarter ended March 31, 1998 (the "May 13 Form 10-Q")
               and incorporated herein by reference).
  4.4.1    --  Indenture between Old Nextel and the Bank of New York, as
               Trustee, dated as of February 15, 1994 (the "February
               Indenture") (filed on March 1, 1994 as Exhibit 4.1 to Old
               Nextel's Current Report on Form 8-K dated February 16, 1994 and incorporated herein by reference).
  4.4.2    --  Supplemental Indenture dated as of June 30, 1995 to the
               February Indenture between Old Nextel and The Bank of New
               York (filed on November 14, 1995 as Exhibit 4.2 to the
               November 14 Form 10-Q) and incorporated herein by reference.

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBITS
   -------                       -----------------------
  4.4.3    --  Second Supplemental Indenture, dated as of July 28, 1995, to the February Indenture between ESMR, Inc. (now known as
               Nextel), as Successor by Merger to Old Nextel and The Bank
               of New York (relating to the February Indenture) (filed on
               November 14, 1995 as Exhibit 4.4 to the November 14, 1995
               Form 10-Q) and incorporated herein by reference.
  4.4.4    --  Third Supplemental Indenture, dated as of June 13, 1997, to the February Indenture between Nextel Communications, Inc., and The Bank of New York, as Trustee (filed on June 17, 1997 as Exhibit 4.2 to the June 13 Form 8-K and incorporated
               herein by reference).
  4.5.1    --  Indenture for Senior Redeemable Discount Notes due 2004,
               dated as of January 13, 1994, between OneComm Corporation
               (formerly called CenCall Communications Corp.) and The Bank of New York (the "OneComm Indenture") (filed on June 7, 1995 as Exhibit 99.2 to Nextel's Registration Statement No.
               33-93182 on Form S-4 (the "OneComm S-4 Registration
               Statement") and incorporated herein by reference).
  4.5.2    --  Supplemental Indenture, dated as of June 30, 1995, to the
               OneComm Indenture between OneComm Corporation (formerly
               called CenCall Communications Corp.) and The Bank of New
               York (filed on November 14, 1995 as Exhibit 10.12 to the
               November 14 Form 10-Q and incorporated herein by reference).
  4.5.3    --  Second Supplemental Indenture, dated as of July 28, 1995, to the OneComm Indenture between Nextel (formerly known as
               ESMR, Inc.), as successor to OneComm Corporation and The
               Bank of New York (filed on November 14, 1995 as Exhibit
               10.13 to the November 14 Form 10-Q and incorporated herein by reference).
  4.5.4    --  Third Supplemental Indenture, dated as of June 13, 1997, to the OneComm Indenture between Nextel and The Bank of New
               York (filed on June 17, 1997 as Exhibit 4.5 to the June 13
               Form 8-K and incorporated herein by reference).
  4.6.1    --  Indenture for Senior Redeemable Discount Notes due 2004,
               dated as of April 25, 1994, between Dial Call
               Communications, Inc. and The Bank of New York (the "Dial
               Call 2004 Indenture") (filed on June 7, 1995 as Exhibit 99.4 to the OneComm S-4 Registration Statement and incorporated herein by reference).
  4.6.2    --  Supplemental Indenture, dated as of August 7, 1995, to the
               Dial Call 2004 Indenture between Dial Call Communications,
               Inc. and The Bank of New York (filed on December 5, 1995 as
               Exhibit 99.3 to the Nextel's Registration Statement No.
               33-80021 on Form S-4 (the "Dial Page S-4 Registration
               Statement") and incorporated herein by reference).
  4.6.3    --  Second Supplemental Indenture, dated as of January 30, 1996, to the Dial Call 2004 Indenture between Dial Page, Inc. (as successor to Dial Call Communications, Inc.) and The Bank of
               New York (filed on April 1, 1996 as Exhibit 4.26 to Nextel's
               Annual Report on Form 10-K for the year ended December 31,
               1995 (the "1995 Form 10-K") and incorporated herein by
               reference).
  4.6.4    --  Third Supplemental Indenture, dated as of January 30, 1996, to the Dial Call 2004 Indenture between Nextel (as successor to Dial Page, Inc.) and The Bank of New York (filed on April
               1, 1996 as Exhibit 4.27 to the 1995 Form 10-K and
               incorporated herein by reference).
  4.6.5    --  Fourth Supplemental Indenture, dated as of June 13, 1997, to the Dial Call 2004 Indenture between Nextel and The Bank of
               New York (filed on June 17, 1997 as Exhibit 4.3 to the June
               13 Form 8-K and incorporated herein by reference).
  4.6.6    --  Fifth Supplemental Indenture, dated March 24, 1998, to the
               Dial Call 2004 Indenture between Nextel and The Bank of New
               York (filed on May 13, 1998 as Exhibit 4.4 to the May 13
               Form 10-Q and incorporated herein by reference).
  4.7.1    --  Indenture for Senior Discount Notes due 2005, dated as of
               December 22, 1993, between Dial Call Communications, Inc.
               and The Bank of New York (the "Dial Call 2005 Indenture")
               (filed as Exhibit 99.3 to the OneComm S-4 Registration
               Statement and incorporated herein by reference).

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBITS
   -------                       -----------------------
  4.7.2    --  Supplemental Indenture, dated as of April 25, 1994, to the
               Dial Call 2005 Indenture between Dial Call Communications,
               Inc. and The Bank of New York (filed on April 1, 1996 as
               Exhibit 4.29 to the 1995 Form 10-K and incorporated herein by reference).
  4.7.3    --  Supplemental Indenture, dated as of June 30, 1995, to the
               Dial Call 2005 Indenture between Dial Call Communications,
               Inc. and The Bank of New York (filed on December 5, 1995 as
               Exhibit 99.4 to the Dial Page S-4 Registration Statement and
               incorporated herein by reference.
  4.7.4    --  Third Supplemental Indenture, dated as of January 30, 1996, to the Dial Call 2005 Indenture between Dial Page Inc. (as successor to Dial Call Communications, Inc.) and The Bank of
               New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995
               Form 10-K and incorporated herein by reference).
  4.7.5    --  Fourth Supplemental Indenture, dated as of January 30, 1996, to the Dial Call 2005 Indenture between Nextel (as successor to Dial Page, Inc.) and The Bank of New York (filed on April
               1, 1996 as Exhibit 4.32 to the 1995 Form 10-K and
               incorporated herein by reference).
  4.7.6    --  Fifth Supplemental Indenture, dated as of June 13, 1997, to the Dial Call 2005 Indenture between Nextel and The Bank of
               New York (filed on June 17, 1997 as Exhibit 4.4 to the June
               13 Form 8-K and incorporated herein by reference).
  4.8.1    --  Indenture for Senior Discount Notes due 2007, dated as of
               March 6, 1997, between McCaw International, Ltd. (now known as Nextel International) and The Bank of New York, as
               Trustee (the "NI 2007 Indenture") (filed on March 31, 1997 as Exhibit 4.24 to Nextel's Annual Report on Form 10-K for
               the year ended December 31, 1996 (the "1996 Form 10-K") and incorporated herein by reference).
  4.8.2    --  Warrant Agreement, dated as of March 6, 1997, between McCaw
               International, Ltd. and The Bank of New York (filed on March
               31, 1997 as Exhibit 4.26 to the 1996 Form 10-K and
               incorporated herein by reference).
    4.9    --  Indenture dated September 17, 1997 between Nextel
               Communications, Inc. and Harris Trust and Savings Bank, as
               Trustee, relating to Nextel's 10.65% Senior Redeemable
               Discount Notes due 2007 (filed on September 22, 1997 as
               Exhibit 4.1 to Nextel's Current Report on Form 8-K dated
               September 22, 1997 and incorporated herein by reference).
   4.10    --  Indenture dated as of October 22, 1997 between Nextel
               Communications, Inc. and Harris Trust and Savings Bank, as
               Trustee, relating to Nextel's 9.75% Senior Serial Redeemable
               Discount Notes due 2007 (filed on October 23, 1997 as
               Exhibit 4.1 to Nextel's Current Report on Form 8-K dated
               October 23, 1997 and incorporated herein by reference).
   4.11    --  Indenture dated as of February 11, 1998, between Nextel
               Communications, Inc. and Harris Trust and Savings Bank, as
               Trustee, relating to Nextel's Senior Serial Redeemable
               Discount Notes due 2008 (filed on February 12, 1998 as
               Exhibit 4.2 to the February 11 Form 8-K and incorporated
               herein by reference).
   4.12    --  Indenture dated as of November 4, 1998 between Nextel
               Communications, Inc. and Harris Trust and Savings Bank, as
               Trustee, relating to Nextel's 12.0% Senior Serial Redeemable
               Notes due 2008 (filed on February 10, 1999 as Exhibit 4.13.1 to the February 1999 S-4 and incorporated herein by
               reference).
   4.13    --  Indenture for Senior Discount Notes due 2008, dated March
               12, 1998 between Nextel International, Inc. and The Bank of
               New York (filed on May 14, 1998 as Exhibit 4.1 to Nextel
               International Inc.'s Quarterly Report on Form 10-Q for the
               quarter ended March 31, 1998 and incorporated herein by
               reference).
   4.14    --  Registration Rights Agreement, dated December 23, 1998, by and between Nextel, Goldman, Sachs & Co., Morgan Stanley &
               Co., Incorporated and Nationsbanc Montgomery Securities LLC
               (filed on March 30, 1999 as Exhibit 4.13 to Nextel's Annual
               Report on Form 10-K for the fiscal year ended December 31,
               1998 (the "1998 Form 10-K") and incorporated herein by
               reference).

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBITS
   -------                       -----------------------
 4.15.1    --  Credit Agreement dated as of March 12, 1998 among Nextel,
               NFC, the Restricted Companies party thereto, the Lenders
               party thereto, Toronto Dominion (Texas) Inc., as
               Administrative Agent, and The Chase Manhattan Bank as
               Collateral Agent (filed as Exhibit 4.12 to Nextel's Annual
               Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).
 4.15.2    --  Amendment No. 1 dated as of October 28, 1998, amending the
               Credit Agreement dated as of March 12, 1998, between Nextel
               Communications, Inc., Nextel Finance Company, the other
               restricted companies party thereto, the lenders party
               thereto and the Administrative Agent and Collateral Agent
               (filed on October 29, 1998, as Exhibit 4.1 to Nextel's
               Current Report on Form 8-K dated October 28, 1998 and
               incorporated herein by reference).
 4.15.3    --  Amendment No. 2, dated as of December 21, 1998, amending the
               Credit Agreement dated as of March 12, 1998, between Nextel
               Communications, Inc., Nextel Finance Company, the other
               restricted companies parties thereto, the lenders party
               thereto and the Administrative Agent and Collateral Agent
               (filed on March 30, 1999 as Exhibit 4.14.3 to the 1998 Form
               10-K and incorporated herein by reference).
 4.15.4    --  Amendment No. 3, dated as of March 23, 1999, amending the
               Credit Agreement dated as of March 12, 1998, between Nextel
               Communications, Inc., Nextel Finance Company, the other
               restricted companies parties thereto, the lenders thereto
               and the Administrative Agent and Collateral Agent (filed on
               May 17, 1999 as Exhibit 4.1 to the Quarterly Report on Form
               10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.)
   4.16    --  Indenture, dated as of June 16, 1999, between Nextel
               Communications, Inc. and Harris Trust and Savings Bank, as
               Trustee, relating to Nextel's 4% Convertible Senior Notes
               due 2007 (filed on June 23, 1999 as Exhibit 4.1 to the
               Current Report on Form 8-K dated and filed with the
               Commission on June 23, 1999 and incorporated herein by
               reference.)
   *5.1    --  Form of Opinion of Jones, Day, Reavis & Pogue regarding validity.
   *8.1    --  Form of Opinion of Jones, Day, Reavis & Pogue regarding tax consequences.
   23.1    --  Consent of Jones, Day, Reavis & Pogue (included in Exhibits
               5.1 and 8.1).
  *23.2    --  Consent of Deloitte & Touche LLP.
  *24.1    --  Powers of Attorney.

---------------

 *Filed herewith.
**To be filed by amendment.

Item 17. Undertakings

        (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c) The undersigned registrant hereby undertakes that:

             (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, in the Commonwealth of Virginia, on October 20, 1999.

                                       Nextel Communications, Inc.

                                              By: /s/ Thomas J. Sidman
                                                  -------------------------
                                                    Thomas J. Sidman
                                                    Senior Vice President and
                                                    General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

               NAME                                 TITLE                       DATE
               ----                                 -----                       ----

*                                    Chairman of the Board and Director
-----------------------------------
Daniel F. Akerson

*                                    President, Chief Executive Officer
-----------------------------------  and Director
Timothy M. Donahue

*                                    Executive Vice President and Chief
-----------------------------------  Financial Officer (Principal
Steven M. Shindler                   Financial Officer)

*                                    Vice President and Controller
-----------------------------------  (Principal Accounting Officer)
William G. Arendt

*                                    Vice Chairman of the Board and
-----------------------------------  Director
Morgan E. O'Brien

*                                    Director
-----------------------------------
Keith J. Bane

*                                    Director
-----------------------------------
William E. Conway

*                                    Director
-----------------------------------
Frank M. Drendel

*                                    Director
-----------------------------------
William A. Hoglund

*                                    Director
-----------------------------------
Craig O. McCaw

*                                    Director
-----------------------------------
Dennis M. Weibling

                                     Attorney-in-fact                     October 20, 1999
/s/ Thomas J. Sidman
-----------------------------------
Thomas J. Sidman

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                        DESCRIPTION OF EXHIBITS                       PAGE
  -------                      -----------------------                       ----
    **1.1    -- Form of Underwriting Agreement
     *5.1    -- Form of Opinion of Jones, Day, Reavis & Pogue regarding validity of the shares offered.
     *8.1    -- Form of Opinion of Jones, Day, Reavis & Pogue regarding tax consequences.
     23.1    -- Consent of Jones, Day, Reavis & Pogue (included in
                Exhibits 5.1 and 8.1).
    *23.2    -- Consent of Deloitte & Touche LLP
    *24.1    -- Powers of Attorney.

---------

 *Filed herewith
**To be filed by amendment.